BAA plc
Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

02 OCT 21 9:29

BAA

10 October 2002

02055515

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

SUPPL

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

PROCESSED
NOV 04 2002
THOMSON
FINANCIAL

Alison Livesley
Head of Investor Relations

To: Alison Livesley
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

Fax: 44 20 7932 6783

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 10 October 2002

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

Embargoed until 0700 hrs Thursday 10 October 2002

BAA SEPTEMBER 2002 TRAFFIC FIGURES

BAA's seven UK airports handled a total of 12.1 million passengers in September 2002, an increase of 8.1% over the same month last year when traffic was severely disrupted following the tragic events of 11 September.

Among the individual markets, European charter traffic added 3.3% and Irish routes grew 1.5%. Buoyed by low fares, domestic and European scheduled traffic also increased by 13.3% and 7.8% respectively. North Atlantic routes were heavily distorted by last September's tragic events and the closure of US airspace.

Traffic gains were recorded at each of BAA's London airports for the month compared with September 2001, although again these were distorted by last year. Stansted added 13.7%, Heathrow 12.0% and Gatwick 0.4%. Amongst BAA's Scottish airports, Edinburgh recorded an 8.7% increase, Glasgow an increase of 5.2% and Aberdeen rose by 4.3%. Taken together, BAA's Scottish airports recorded an increase of 6.4%.

Air transport movements grew by 0.4% and cargo tonnage rose by 20.4%.

For further information on BAA plc see www.baa.com

- Ends -

Media enquiries:	**Caroline Corfield, BAA plc**	**Tel: +44 (0) 20 7932 6654**
City enquiries:	**Maureen Spence, BAA plc**	**Tel: +44 (0) 20 7932 6776**

News Release

Heathrow Gatwick Stansted Glasgow
Edinburgh Aberdeen Southampton

Corporate Affairs
130 Wilton Road, London SW1V 1LQ
Telephone +44 (0)20 7932 6654 Fax +44 (0)20 7932 6659
www.baa.com

BAA Traffic Summary : September 2002

Terminal Passengers (000s)	Month	% Change	Fin year to date: Apr-02 to Sep-02	% Change	12 months to Sep-02	% Change
Heathrow	5,721.7	12.0	33,586.9	1.4	60,817.8	-2.8
Gatwick	3,171.8	0.4	17,539.1	-7.6	29,055.5	-9.8
Stansted	1,531.5	13.7	9,013.4	12.4	15,075.9	11.9
London Area Total	**10,424.9**	**8.4**	**60,139.4**	0.0	**104,949.2**	**-3.0**
Southampton	75.8	-6.9	439.0	-8.6	799.6	-8.1
Glasgow	786.3	5.2	4,561.7	7.0	7,632.0	6.5
Edinburgh	624.7	8.7	3,749.4	13.3	6,696.5	13.5
Aberdeen	234.9	4.3	1,390.5	-0.2	2,549.4	-1.4
Scottish Total	**1,646.0**	**6.4**	**9,701.5**	8.2	**16,878.0**	**7.8**
BAA Total	**12,146.7**	**8.1**	**70,279.9**	1.0	**122,626.7**	**-1.7**

Air Transport Movements	Month	% Change	Fin year to date: Apr-02 to Sep-02	% Change	12 months to Sep-02	% Change
Heathrow	39,110	3.1	236,108	0.2	456,239	-1.0
Gatwick	22,688	-2.0	129,411	-5.3	231,524	-8.2
Stansted	13,940	2.0	82,155	-3.1	147,584	-4.6
London Area Total	**75,738**	**1.3**	**447,674**	-2.1	**835,347**	**-3.7**
Southampton	2,407	-2.9	14,833	-0.7	28,263	0.7
Glasgow	7,837	-7.3	47,861	-3.3	89,499	-2.4
Edinburgh	8,955	4.1	54,636	6.4	105,003	9.2
Aberdeen	6,979	-3.4	42,309	-6.0	83,557	-2.6
Scottish Total	**23,771**	**-2.1**	**144,806**	-0.7	**278,059**	**1.6**
BAA Total	**101,916**	**0.4**	**607,313**	-1.7	**1,141,669**	**-2.3**

Cargo (Metric Tonnes)	Month	% Change	Fin year to date: Apr-02 to Sep-02	% Change	12 months to Sep-02	% Change
Heathrow	103,990	22.0	621,102	5.5	1,198,961	-1.8
Gatwick	19,961	-2.0	120,664	-14.4	242,564	-19.0
Stansted	17,233	43.4	93,680	13.8	178,347	4.3
London Area Total	**141,184**	**20.0**	**835,446**	**2.9**	**1,619,872**	**-4.2**
Southampton	28	3.7	202	33.8	388	15.8
Glasgow	784	32.1	3,831	3.2	5,515	-24.0
Edinburgh	2,058	60.0	11,425	44.4	19,022	12.8
Aberdeen	311	-3.2	1,952	-12.9	3,918	-22.9
Scottish Total	**3,153**	**43.2**	**17,208**	24.1	**28,455**	**-2.5**
BAA Total	**144,365**	**20.4**	**852,856**	3.3	**1,648,715**	**-4.2**

Above data excludes Air Taxi passengers and Air Taxi movements.

Market Comparison: September 2002

Market	*BAA Total Sep-01 (000s)*	*BAA Total Sep-02 (000s)*	*% Change*
Domestic	1,889	2,140	13.3
Eire	568	577	1.5
European Scheduled	4,076	4394	7.8
European Charter*	1,766	1,823	3.3
North Atlantic	1,413	1,620	14.7
Other Long Haul	1,530	1,593	4.1
Total	**11,242**	**12,147**	**8.1**

* includes North African Charter

Note: Origins and destinations are classified according to ultimate origin or destination of aircraft in the case of multi sector flights

Note: Figures for the market sectors have been rounded. Totals as per Traffic Summary

For immediate release 10 October 2002

BAA LYNTON SELLS PRESTIGIOUS OFFICE BUILDING AT CITY PLACE GATWICK

BAA Lynton, the commercial airport property development arm of BAA plc, has sold 1 City Place to Gulf Atlantic Real Estate at its 500,000 sq ft City Place Gatwick business park for £41.7m.

The 4 storey, 150,000 sq ft air-conditioned office building was pre-let to BT plc in March 2000 on a 15 year lease. The building was completed in May 2002 and BT is expecting to occupy it from the end of the year.

BAA Lynton's other Gatwick developments include 2 City Place, an 85,000 sq ft office building which has been forward funded by the Co-operative Insurance Society Limited (CIS) and the Beehive, a 20,000 sq ft office building which was let and subsequently sold to GB Airways.

John O'Halloran, Managing Director of BAA Lynton commented:
" 1 City Place is a prime asset on what we believe is one of the best office locations in the M25 market and represents a further step in BAA Lynton's strategy of disposing of non-core property assets."

For further information on BAA plc see www.baa.com

-Ends-

Media enquiries: **Caroline Corfield, BAA plc Tel:+44 (0) 20 7932 6654 or Dido Laurimore, Financial Dynamics for BAA Lynton Tel: +44 (0) 20 7831 3113**
City enquiries: **Maureen Spence, BAA plc Tel: +44 (0) 20 7932 6776**

News Release

Heathrow Gatwick Stansted Glasgow
Edinburgh Aberdeen Southampton

Corporate Affairs
130 Wilton Road, London SW1V 1LQ
Telephone +44 (0)20 7932 6654 Fax +44 (0)20 7932 6659
www.baa.com